SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel

                                Legal Department,
                  Icahn Associates Corp. & affiliated companies

                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153

                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                  April 4, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER
                           8,617,100

8                 SHARED VOTING POWER
                           0

9                 SOLE DISPOSITIVE POWER
                           8,617,100

10                SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,617,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.64%

14       TYPE OF REPORTING PERSON*

                      CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5C       HECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  8,272,900

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  8,272,900

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,272,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  14,347,200

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  14,347,200

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  14,347,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  14,347,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  31,237,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  31,237,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  31,237,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on February 4, 2000, and amended on March 2, 2000, March 10, 2000 and March 30, 2000, by the Registrants, relating to the common shares, par value $0.01 per share ("Shares"), of Nabisco Group Holdings Corp., a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D. Item 4. Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         On April 4, 2000, Carl C. Icahn sent a letter to the Board of Directors of Issuer indicating that, subject to a diligence period for himself and his banking institutions, he would be willing to pay $16 per share for all of Nabisco Group Holdings Corp., in a transaction to be completed on a friendly basis, subject to obtaining financing. A press release describing the letter and its contents was issued on the same day.

         This summary of the letter and the press release does not purport to be complete and is qualified in its entirety by reference to the complete text of the letter and the press release. A copy of each of these documents is filed as
Exhibit 1 and Exhibit 2 hereto, respectively, and is incorporated herein by reference.

         IMPORTANT INFORMATION: REGISTRANTS HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, REGISTRANTS WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

ITEM 7.  Material to be Filed as Exhibits

1.       Letter from Carl C. Icahn to Nabisco Group Holdings Corp., dated April
4, 2000


2.       Press Release, dated April 4, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2000


BARBERRY CORP.

By:_________________________________
         Name:  Carl C. Icahn
         Title: Chairmen of the Board and President

ICAHN & CO., INC.


By:__________________________________
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:____________________________
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC

By:___________________________________
         Name:  Carl C. Icahn
         Title: Member

--------------------------------------
CARL C. ICAHN

     [Signature Page of the Amendment No. 4 to Schedule 13D with respect to
                         Nabisco Group Holdings Corp. ]

EXHIBIT 1

                                767 Fifth Avenue

                               New York, NY 10153

                                  April 4, 2000

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
Nabisco Group Holdings Corp.
7 Campus Drive
Parsippany, NJ  07054-0311


Ladies and Gentlemen:


I have read your latest press release with great interest and some confusion. You have stated that, with respect to my proposed $13 per share tender for 100 million NGH shares, "the Board of Directors unanimously determined that the price offered is inadequate" and "does not come close to reflecting the underlying value of the Company's  business...." I cannot help wonder why, then, the top eight executives of Nabisco who received, according to your proxy statement, approximately $80 million in pay, securities and other benefits last year, did not use part or all of their bounty to purchase NGH when it recently traded as low as $8.25 per share.

However, it is comforting to note that you have instructed management to "explore all alternatives to maximize shareholder value. These will include the sale of the company." Now that you are willing to sell the Company on a friendly basis, I would like to make the following friendly offer:

Subject to due diligence for a period of three weeks for me and my banking institutions, I would pay $16 per share for all of NGH. I have been in contact with a large investment bank and with lending institutions and have been informed that on a "friendly" basis, there should be no problem in facilitating the acquisition of NGH, especially in light of the large amount of capital my companies would contribute to the transaction. I would not require that you withdraw NGH from the market during this due diligence period and would not require that you pay any break-up fee if my offer is topped, other than to reimburse my companies for any commitment fees which they are required to pay for the availability of financing.

If you are not willing to go forward with me and do not officially put the Company up for sale now, stockholders can only conclude that your press release was simply designed to give them false hopes and prevent your losing a proxy contest.

Very truly yours,


Carl C. Icahn

WE HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, WE WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE
(I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

WE HAVE NOT YET FILED A PROXY STATEMENT. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO OUR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NABISCO GROUP HOLDINGS FOR USE AT ITS 2000 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NABISCO GROUP HOLDINGS AND WILL BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY CARL C. ICAHN AND OTHERS WITH RESPECT TO NABISCO GROUP HOLDINGS. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE.

EXHIBIT 2

              Icahn Seeks Due Diligence from NGH for $16 per Share Offer, in a "Friendly" Transaction

New York, New York. April 4, 2000. Carl C. Icahn announced today that he has offered to pay $16 per share for all of NGH in a transaction to be completed on a "friendly" basis. The offer was made by Mr. Icahn subject to financing by his banking institutions. The offer, which was made in a letter to the NGH Board of Directors, states that Icahn had been "in contact with a large investment bank and with lending institutions and have been informed that on a "friendly" basis, there should be no problem in facilitating the acquisition of NGH, especially in light of the large amount of capital my companies would contribute to the transaction."

Mr. Icahn's letter concludes: "If you are not willing to go forward with me and do not officially put the Company up for sale now, stockholders can only conclude that your press release was simply designed to give them false hopes and prevent your losing a proxy contest."

A copy of Mr. Icahn's letter is attached to this release.

--------------------------------------------------------------------------------
   Mr. Icahn and his affiliates have not yet commenced a tender offer relating to Nabisco Group Holdings. Upon the commencement of any such tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.

--------------------------------------------------------------------------------


   Mr. Icahn and his affiliates have not yet filed a proxy statement. Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of Nabisco Group Holdings for use at its 2000 annual meeting when they become available because it will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to stockholders of Nabisco Group Holdings and will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov. Information relating to the participants in the proxy solicitation is contained in the Schedule 13D filed by Mr. Icahn and his affiliates with respect to Nabisco Group Holdings. That Schedule 13D is currently available at no charge on the Securities and Exchange Commission's website.

                                     # # # #


Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310